FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*

WISCHER, ADRIAN DAVID
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   (Last)            (First)            (Middle)

90 Hanna Street
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                     (Street)

Noble Park, Victoria, Australia 3174
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   (City)               (State)         (Zip)

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2. Issuer Name and Ticker or Trading Symbol

NETLIVE COMMUNICATIONS, INC. (NETL)

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3. IRS Identification Number of Reporting Person, if an entity (Voluntary)



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4. Statement for Month/Year

March 1999

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5. If Amendment, Date of Original (Month/Year)



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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [X] Director                             [ ] 10% Owner
   [X] Officer (give title below)           [ ] Other (specify below)

   President and CEO
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7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

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
                        TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                                                                    5. Amount of     6. Owner-
                                                                                       Securities       ship
                        2. Trans-     3. Trans-       4. Securities Acquired (A)       Beneficially     Form:
                           action        action          or Disposed of (D)            Owned at         Direct      7. Nature of
                           Date          Code            (Instr. 3, 4 and 5)           End of           (D) or         Indirect
1. Title of Security       (Month/    (Instr. 8)      --------------------------       Month            Indirect       Beneficial
   (Instr. 3)              Day/       ----------      Amount    (A) or     Price       (Instr.          (I)            Ownership
                           Year)      Code    V                 (D)                    3 and 4)         (Instr. 4)     (Instr. 4)
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
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Common Stock               3/18/99     P              1,020,000   A         --         1,020,000        I              (1)
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(1) By Wischer Corporation Pty Ltd. ("WCPL"). WCPL contracted to purchase these shares from Playbyrne Investments Pty Ltd for an aggregate purchase price of Australian $1.00. The purchase will not occur unless the Issuer raises new equity capital of not less than Austrialian $5,000,000 on or before December 31, 1999.
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                  Page 1 of 2
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FORM 4 (continued)

                           TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                    (e.g. puts, calls, warrants, options, convertible securities)
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    1.        2.        3.         4.         5.             6.                 7.           8.        9.         10.       11.
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                                                                           Title and                           Ownership
                                          Number of     Date Exer-         Amount of                           Form of
                                          Derivative    cisable and        Underlying              Number of   Deriv-
                                          Securities    Expiration         Securities      Price   Derivative  ative
            Conver-             Trans-    Acquired (A)  Date (Month/       (Instr. 3       of      Securities  Security:
            sion or   Trans-    action    or Disposed    Day/Year)          and 4)         Deriv-  Benefi-     Direct
            Exercise  action    Code      of (D)        --------------    --------------   ative   cially      (D) or    Nature of
Title of    Price of  Date      (Instr.   (Instr. 3,    Date                      Amount   Secur-  Owned at    Indirect  Indirect
Derivative  Deriv-    (Month/    8)        4 and 5)     Exer-    Expir-           or Num-  ity     End of      (I)       Beneficial
Security    ative      Day/     --------  ------------  cis-     ation            ber of   (Instr. Month       (Instr.   Ownership
(Instr. 3)  Security   Year)    Code  V   (A)      (D)  able     Date     Title   Shares    5)     (Instr. 4)   4)       (Instr. 4)
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
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Series A    (2)       3/18/99   P         1,700,000     (2)      --       Common 1,700,000 --      1,700,000       I        (3)
Convertible                                                               Stock
Preferred
Stock
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Employee    $0.368    3/18/99   J         1,700,000     3/18/02  3/18/09  Common 1,700,000         1,700,000       I        (4)
Stock                                                                     Stock
Option
(Right to
Buy)
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

Explanation of Responses: (2) The shares of Series A Convertible Preferred Stock are convertible into shares of Common Stock at a conversion rate initially equal to one share of Common Stock for each one share of Preferred Stock. The shares are convertible only if the Issuer's audited consolidated net after tax income ("Net Income") exceeds the equivalent in U.S. Dollars of Australian $3,571,429 ("Target Income") for any of the fiscal years ending June 30, 1999, 2000 and 2001. If Net Income exceeds Target Income in any of such years, for each U.S. $200,000 increment that Net Income exceeds Target Income, 200,000 shares of Preferred Stock will be convertible into shares of Common Stock.

(3) By Wischer Corporation Pty Ltd. WCPL contracted to purchase these shares from Playbyrne Investments Pty Ltd for an aggregate purchase price of Australian $1.00.

(4) By Wischer Corporation Pty Ltd. The options will vest sooner upon the occurrence of the following events: on the effectiveness of a 3.4 to 1 reverse stock split by the Issuer, as to 850,000 shares; and at the discretion of the Board of Directors of the Issuer, following a review of the performance of the Issuer and its subsidiaries, as to the balance of 850,000 shares.

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.


              /s/ Adrian D. Wischer                         4/12/99
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              ** Signature of Reporting Person             Date
                 ADRIAN D. WISCHER

   See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
   Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.